PYXIS TANKERS

October 18, 2018

TO THE SHAREHOLDERS OF PYXIS TANKERS INC.:

Enclosed is a Notice of the 2018 Annual Meeting of Shareholders (the "Meeting") of Pyxis Tankers Inc., a Marshall Islands corporation (the "Company"), which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 on Tuesday, November 13, 2018 at 10:00 a.m., local time, the Company's Proxy Statement and certain other related materials. These materials, together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2017 (the "Annual Report"), may be found on the Company's website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company's proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125 Greece.

At the Meeting, our shareholders will consider and vote upon the following:

1. Proposal to elect one Class I Director to serve for a term of three years until our 2021 Annual Meeting of Shareholders; and

2. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors unanimously recommends that shareholders vote "*for*" the election of the proposed Class I Director to the Board of Directors.

Only holders of record of shares of our common stock, par value $0.001 per share at the close of business on September 25, 2018 will be entitled to vote at the Meeting

Provided that a quorum is present, in the election of directors, the person receiving the highest number of "*for*" votes at the Meeting will be elected.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON SEPTEMBER 25, 2018. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT "FOR" THE ELECTION OF THE PROPOSED CLASS I DIRECTOR FOR A THREE-YEAR TERM.

Very truly yours,

Valentios Valentis
Chief Executive Officer and Chairman

PYXIS TANKERS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 13, 2018

NOTICE IS HEREBY given that the 2018 Annual Meeting of Shareholders (the "Meeting") of Pyxis Tankers Inc., a Marshall Islands corporation (the "Company") will be held on Tuesday, November 13, 2018, at 10:00 a.m., local time, at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, for the following purposes, of which item 1 is more completely set forth in the accompanying Proxy Statement:

1. To elect one Class I Director to serve for a term of three years until our 2021 Annual Meeting of Shareholders; and

2. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on September 25, 2018 as the record date (the "Record Date") for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. Holders of shares of our common stock, par value $0.001 per share (the "Common Shares") on the Record Date will be entitled to vote at the Meeting.

Shareholders of record holding at least one-third of the issued and outstanding Common Shares and who are entitled to vote at the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON SEPTEMBER 25, 2018.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT "FOR" THE ELECTION OF THE PROPOSED CLASS I DIRECTOR FOR A THREE-YEAR TERM.

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2017 (the "Annual Report"), may be found on the Company's website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company's proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125 Greece.

BY ORDER OF THE BOARD OF DIRECTORS

Henry Williams
Chief Financial Officer

October 18, 2018
Maroussi, Greece

PYXIS TANKERS INC.
59 K. KARAMANLI STREET
15125 MAROUSSI, GREECE

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 13, 2018

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Pyxis Tankers Inc., a Marshall Islands corporation (the "Company"), for use at the 2018 Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, on Tuesday, November 13, 2018, at 10:00 a.m., local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about October 18, 2018. These materials, together with the Company's annual report on Form 20-Fthat contains the Company's audited financial statements for the fiscal year ended December 31, 2017 (the "Annual Report"), may be found on the Company's website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company's proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125 Greece.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 25, 2018 (the "Record Date"), the Company had outstanding 20,877,893 shares of common stock, par value $0.001 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least one-third of the issued and outstanding Common Shares and entitled to vote and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted "*for*" the election of Mr. Valentios Valentis to the Board, as a Class I Director, for a three-year term. Mr. Valentis, the beneficial owner of approximately 81.5% of the Common Shares as of the Record Date, has indicated that he intends to vote "*for*" the election of himself to the Board, as a Class I Director, for a three-year term, as set forth in the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the position recommended by the Board on the proposal described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the Nasdaq Capital Market under the symbol "PXS".

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable. A proxy may be revoked by filing with our Secretary at the Company's executive offices, 59 K. Karamanli Street, Maroussi 15125, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their Common Shares are held for additional information.

PROPOSAL

ELECTION OF DIRECTORS

The Company currently has four directors, all of whom are divided into three classes. As provided in our Articles of Incorporation, each director is elected to serve for a three year term and until such director's successor is elected and has been qualified. The term of our current Class I Director expires at the Meeting.

Upon recommendation from our Nomination and Corporate Governance Committee, the Board has nominated Valentios Valentis, a current Class I Director, for re-election as a Class I Director whose term will expire at our 2021 Annual Meeting of Shareholders, except in the event of his death, resignation, removal or earlier termination of his term of office.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby "*for*" the election of Mr. Valentios Valentis as a Class I Director. It is expected that Mr. Valentis will be able to serve, but if before the election it develops that he is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominee for Election to the Company's Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position
Valentios Valentis………………………	51	Class I Director

Valentios Valentis has served as the Chief Executive Officer and Chairman of the Board since October 28, 2015. He is a Class I Director and has over 25 years of shipping industry experience, including owning, operating and managing tankers. In 2007, Mr. Valentis founded and is the president of Pyxis Maritime Corp. In 2001, Mr. Valentis was appointed Managing Director of Konkar Shipping Agencies S.A., a drybulk operator based in Greece, which is a position he continues to hold. From 1998 to 2001, Mr. Valentis was the Commercial Manager for Loucas G. Matsas Salvage & Towage. From 1996 through 1998, Mr. Valentis worked as a dry cargo chartering broker for N. Cotzias Shipping. From 1989 to 1995, Mr. Valentis was involved in the operation of his family's drybulk vessels. Since 2013, Mr. Valentis has also served as a member of the Greek Committee of NKK Classification Society, and, since 2016, as a council member of the International Association of Independent Tanker Owners (INTERTANKO). Mr. Valentis has an MBA from Southern New Hampshire University and a B.Sc. from Landsdowne College, London. Mr. Valentis also holds a Captain's diploma from the Aspropyrgos Naval Academy in Greece.

Required Vote. The person receiving the highest number of "*for*" votes represented by Common Shares present in person or represented by proxy and entitled to vote at the Meeting will be elected.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF VALENTIOS VALENTIS TO THE BOARD, AS A CLASS I DIRECTOR, FOR A THREE-YEAR TERM. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

We will bear the cost of preparing and soliciting proxies. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions are counted as present for purposes of determining a quorum. Abstentions are counted as present for purposes of determining a quorum. However, because abstentions are not voted affirmatively or negatively, they will have no effect on the outcome of the election of directors.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Henry Williams
Chief Financial Officer

October 18, 2018

Maroussi, Greece